[redacted]

10027842

SEC Mail Processing Section
FEB 26 2010
Washington, DC 122

AB 3/2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

Saint Louis (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel (314)729-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street, 10th Floor (Address) Saint Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2010
NOTARY SEAL
#06433204
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 19, 2010

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

BFP Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,548,748
Wholesaler compensation receivable	263,443
Prepaid commissions	3,188,284
Total Assets	$ 5,000,475

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 5,000,475
Total Liabilities and Member's Equity	$ 5,000,475

BFP Securities, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2009

REVENUES	
Wholesaler compensation	$ 6,481,692
Investment income	2,056
Other income	738
Total Revenues	6,484,486
EXPENSES	
Management fee	120,000
Commission expense	1,479,982
Placement costs	1,414,888
Other expenses	38,432
Total Expenses	3,053,302
NET INCOME	$ 3,431,184

BFP Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For The Year Ended December 31, 2009

Balance - December 31, 2008	$ 5,669,291
Net income	3,431,184
Distributions	(4,100,000)
Balance - December 31, 2009	$ 5,000,475

BFP Securities, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,431,184
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of prepaid commissions	1,470,644
Realized investment losses on securities	1,527
Decrease in assets	
Wholesaler compensation receivable	9,235
Due from affiliated company	20,874
Prepaid commissions	8,157
(Decrease) in liabilities	
Accounts payable	(3,836)
Net Cash Provided by Operating Activities	4,937,785
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	5,886
Net Cash Provided by Investing Activities	5,886
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(4,100,000)
Net Cash Used in Financing Activities	(4,100,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	843,671
CASH AND CASH EQUIVALENTS, Beginning of year	705,077
CASH AND CASH EQUIVALENTS, End of year	$ 1,548,748
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY	
Wholesaler compensation	$ (1,414,888)
Placement costs	$ 1,414,888

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BFP Securities, LLC (the Company) is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC (Benefit Finance Partners). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

New Accounting Pronouncement

Effective in 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (the FASB ASC), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are now based on the general accounting topics within the FASB ASC.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with three financial institutions. Deposits at each of these banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2009 aggregate deposits in excess of FDIC coverage totaled approximately $1,057,000.

Securities

Securities owned by the Company are considered trading securities, which are held for resale. Securities are recorded at fair value in accordance with FASB guidance on fair value measurements. Gains and losses, both realized and unrealized, are included in income. All securities held by the Company were sold in 2009 and realized losses of $1,527 are included in investment income in the statement of income.

Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a limited liability company and has elected to be taxed as a partnership under the Internal Revenue Code. Therefore earnings of the Company are taxed at the member level. Accordingly, no provision for income taxes has been reflected in the financial statements.

During 2009, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than 50 percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in other expenses in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ended December 31, 2009, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had regulatory net capital of $1,548,748 and minimum net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .000 to 1.

C. RELATED PARTY TRANSACTIONS

During 2009, the Company paid commissions of $66,215 to Benefit Finance Securities, LLC (BFS), a wholly-owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners. The Company also incurred expenses of $88,979 related to a chargeback of commissions from previous commissions paid. BFS fully reimbursed the Company for these surrender charges during 2009.

For the year ended December 31, 2009, the Company recorded wholesaler compensation of $3,552,775 from an affiliate.

For the year ended December 31, 2009, the Company recorded placement costs to an affiliate totaling $1,414,888.

Sales commissions and plan administration fees may be due to and receivable from BFS and Benefit Finance Partners, respectively. The Company had no amounts of this nature outstanding at December 31, 2009.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 in 2009. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, may modify the monthly charge.

D. RISKS AND UNCERTAINTIES

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. The current economic difficulties in that business sector could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. At present, it is not possible to determine the likelihood or potential impact of the above uncertainties.

E. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 19, 2010, which is the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

BFP Securities, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

Schedule 1

December 31, 2009

Member's equity	$ 5,000,475
Less non-allowable assets:	
Wholesaler compensation receivable	263,443
Prepaid commissions	3,188,284
Total non-allowable assets	3,451,727
Net Capital	$ 1,548,748
Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 1,543,748
Excess net capital at 1000% (as defined on FOCUS)	$ 1,542,748
Ratio of aggregate indebtedness to net capital	.000 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part II A Focus Report.

BFP Securities, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2009

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 19, 2010

BFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT